December 16, 2024

Charles Cassel
Chief Executive Officer
CSLM Holdings, Inc.
2400 E. Commercial Boulevard     Suite 900
Fort Lauderdale, FL 33308

Sameer Maskey
Chief Executive Officer
Fusemachines Inc.
500 Seventh Avenue, 14th Floor
New York, NY 10018

       Re: CSLM Holdings, Inc.
           Registration Statement on Form S-4
           Filed November 27, 2024
           File No. 333-283520
Dear Charles Cassel and Sameer Maskey:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
Unaudited Pro Forma Condensed Combined Financial Statements, page 187

1. Please further explain adjustment 4(n). If this is an intercompany elimination, please clarify why both balances are recorded on CSLM as of nine months ended September
       30, 2024. Explain why Fusemachine did not record the covenant expense.
2. We note several adjustments in your pro forma financial statements have no balances.
       Please expand your footnote disclosure for those adjustments to explain why the balances are zero.
 December 16, 2024
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations of
Fusemachines
Liquidity and Capital Resources as of September 30, 2024, page 266

3. We note you paid your CEO $2 million in January 2024 to repurchase some of his common stock. Please disclose this repurchase at the forefront of your Liquidity and
       Capital Resources section. Disclose the business reason for the repurchase.
Fusemachines Inc. and Subsidiaries Notes to the Condensed Consolidated Interim Financial
Statements
Note 19. Related Parties, page F-84

4. In regards to your repurchase of 667,000 shares of common stock from Sameer
       Maskey, the CEO, at a price of $4.352 per share, disclose if this repurchase was at fair value. Reconcile this price to what you determined to be the fair value of your common stock in January 2024.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Jeff Kauten at 202-551-3447 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Alexandra Kane
      Brian Lee